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09040743

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17615

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2008 (MM/DD/YY) AND ENDING March 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pflueger & Baerwald, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Sansome Street, Suite 700
(No. and Street)

San Francisco CA 94104-2722
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Ruby 415-421-4171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maloney, Kent Paul - Smith Maloney Accountancy Corp
(Name – *if individual, state last, first, middle name*)

4535 Missouri Flat Road, Suite 2D, PO Box 1068, Placerville CA 95667
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAY 29 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Ruby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pflueger & Baerwald, Inc, as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO and Vice President Sales
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of San Francisco

Subscribed and sworn to (or affirmed) before me this 21st day of May, 2009, by Joseph Ruby

personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

ANDREW F. ALBRIGHT
COMM. #1788733
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Feb. 7, 2012

PFLUEGER & BAERWALD INC.
FINANCIAL STATEMENTS
MARCH 31, 2009

Smith Maloney
ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

JIM SMITH • KENT P. MALONEY
4535 MISSOURI FLAT ROAD, SUITE 2D • P.O. BOX 1068
PLACERVILLE, CA 95667
PH: (530) 622-2460 FAX: (530) 622-0156
EMAIL: SMAC@CPA4U.COM WEBSITE: WWW.CPA4U.COM

The Board of Directors
Pflueger & Baerwald Inc.
San Francisco CA 94104

Independent Auditors' Report

We have audited the accompanying balance sheet of Pflueger & Baerwald Inc.(a corporation) as of March 31, 2009,and 2008 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pflueger & Baerwald Inc. as of March 31, 2009, and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Smith Maloney

Placerville, CA
May 22, 2009

PFLUEGER & BAERWALD INC.

BALANCE SHEET

MARCH 31, 2009 AND 2008

	2009	2008
ASSETS		
Current assets:		
Cash	$ 1,042,182	$ 148,173
Accounts receivable:		
Customers	5,421,502	6,808,894
Brokers, dealers and clearing organizations		17,688
Other		16,108
Secured demand notes receivable (note 9)	300,000	300,000
Investments at cost (market value $1,476,452) (note 14)	12,045,174	1,353,688
Prepaid expenses, deposits and dividends receivable	53,707	41,355
Deferred income tax expense	339	431
Total current assets	18,862,904	8,686,337
Memberships:		
DTC Direct Participant Fund Deposit	10,000	
National Securities Clearing Corp., at cost	85,006	85,006
Total memberships	95,006	85,006
Fixed assets:		
Furniture and equipment, net of accumulated depreciation of $42,799	2,740	4,755
	$ 18,960,650	$ 8,776,098
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Payable to banks	$ -	$ -
Payable to customers	15,216,077	4,935,656
Payable to other brokers and dealers		
Payable to clearing house		22,848
Payable to officers	2,484,375	2,534,783
Other current liabilities	17,451	59,344
Total current liabilities	17,717,903	7,552,631
Other liabilities:		
Subordinated borrowings (note 10)	300,000	300,000
Total liabilities	18,017,903	7,852,631
Stockholders' equity:		
Common stock, par value $1.00; 75,000 shares authorized; 10,666 shares issued and outstanding	10,666	10,666
Additional paid-in capital	250,593	250,593
Retained earnings	681,488	662,208
Total stockholders' equity	942,747	923,467
	$ 18,960,650	$ 8,776,098

See accompanying notes.

PFLUEGER & BAERWALD INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED MARCH 31, 2009 AND 2008

	2,009	2,008
REVENUES		
Commissions	$ 823,853	$ 835,318
Interest	297,985	691,065
Revenues from bond account transactions	108,202	106,227
Revenue from mutual fund transactions	35,277	26,773
Service charges	6,590	2,137
Trading gains (losses)		
Other	156,628	181,820
Total revenues	1,428,535	1,843,340
EXPENSES		
Salaries and commissions	629,223	863,770
Pension contributions	62,370	85,553
Interest	127,977	319,633
Rent	68,738	65,653
Taxes	66,447	79,066
Insurance	81,824	73,097
Depreciation	5,495	3,402
Other	361,706	328,420
Total expenses	1,403,780	1,818,594
Net income before income taxes	24,755	24,746
Provision for income taxes:		
Federal:		
Current	3,553	4,597
Deferred	(339)	(431)
	3,214	4,166
California	2,261	2,877
Total provision for income taxes	5,475	7,043
Net income	19,280	17,703
Retained earnings, beginning of year	662,208	644,505
Retained earnings, end of year	$ 681,488	$ 662,208
Earnings per share (10,666 shares outstanding)	$ 1.81	$ 1.66

See accompanying notes.

PFLUEGER & BAERWALD INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2009 AND 2008

	2,009	2,008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 19,280	$ 17,703
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	5,495	3,402
(Increase) decrease in accounts receivable	1,421,188	1,357,635
(Increase) decrease in investments and prepaid expenses	(10,703,746)	2,537,779
Increase (decrease) in current liabilities	10,165,272	(3,129,753)
Net cash provided (used) by operating activities	907,489	786,766
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(3,480)	
Assessment for NSCC Participation Fund	(10,000)	5,911
Net cash provided (used) by investing activities	(13,480)	5,911
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans from bank	18,675,000	28,400,000
Repayment of loans	(18,675,000)	(29,500,000)
Net cash provided (used) by financing activities	-	(1,100,000)
Net increase (decrease) in cash	894,009	(307,323)
Cash, beginning of year	148,173	455,496
Cash, end of year	$ 1,042,182	$ 148,173

Supplemental Information:

	2,009	2,008
Cash paid during the year for:		
Interest	$ 21,605	$ 41,181
Income Taxes	$ 3,553	$ 4,597

See accompanying notes.

PFLUEGER & BAERWALD INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2009

Note 1 -- Business activity

Pflueger and Baerwald (The Firm) is a California corporation offering securities brokerage services to investors out of its office in downtown San Francisco. The firm has been serving its investors since 1911 and is licensed in California as well as in several other states.

Note 2 -- Summary of significant accounting policies

a. Revenues and expenses are reported on the basis of the accrual method of accounting.

b. Assets and liabilities are accounted for at acquisition cost except for investments, which are reported at market values, in accordance with practices prescribed by the Financial Industry Regulatory Authority, Inc., and other related regulatory agencies.

c. Securities transactions and related revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Note 3 -- Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4 -- Property and equipment -- depreciation policy

The Firm provides for depreciation on assets by the straight-line and double-declining methods at rates calculated to amortize the cost of the assets over their estimated useful lives ranging from five to ten years.

Note 5--Income taxes

Income taxes are provided for all items included in the income statement regardless of the period when such items are reportable for income tax purposes. Deferred Federal income taxes are provided on the current year's California Franchise Tax which is not deductible for Federal purposes until the following year.

Note 6 -- Retirement plans

The Firm has established a profit-sharing plan and a money-purchase pension plan for full-time employees. Those employees who are wholly compensated by commissions do not become eligible for benefits until commissions earned during the year exceed $125,000.

The profit-sharing plan was established in 1975. The Firm made no contribution to this plan for the current fiscal year.

The pension plan was established in 1981. The Firm contributes 10% of each eligible employee's compensation to this plan each year. The Firm's contribution for the current year was $62,370.

<u>Note 7 -- Concentration of credit risk</u>

At March 31, 2009, the Firm had $1,041,632 in three accounts at a bank which is insured up to a maximum of $250,000 by the FDIC, and entirely through December 31, 2009 under FDIC's Transaction Account Guarantee Program..

<u>Note 8 -- Related party transactions</u>

Secured demand notes receivable, notes payable to officers and subordinated borrowings reported on the balance sheet are due to and from stockholders and other related parties.

<u>Note 9--Secured demand notes receivable</u>

The demand notes of $300,000 are non-interest bearing and are secured by securities with a market value at year-end of $457,282. These notes are used by The Firm as collateral for its short-term borrowings. $200,000 is due from shareholders and $100,000 from an outsider.

<u>Note 10--Subordinated borrowings</u>

Long-term notes payable of $300,000 are subordinated to claims of general creditors. $100,000 is due on these notes during each of the next two fiscal years. Interest is payable at rates from 3.5% to 4% per year. $200,000 is due to shareholders and $100,000 to an outsider.

<u>Note 11--Lease commitments</u>

The Firm leases its office space under an operating lease which expires on October 31, 2010. The annual rental for the current fiscal year was $68,738. The new lease provides for monthly rent at $5,728.13, or $68,738 on an annual basis with increases to offset the increases in the lessor's direct operating expenses and property taxes.

<u>Note 12--Net capital requirements</u>

As a member of the Financial Industry Regulatory Authority (FINRA")., The Firm is subject to SEA Rule 15c3-1, the Uniform Net Capital Rule. The Firm has elected to use the alternative method permitted bu the Rule, which requires that the firm maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At March 31, 2009 The Firm had net capital, including subordinated debt, of $1,153,479, which was 37.93% of aggregate debit balances and $903,479 in excess of its required net capital of $250,000.

<u>Note 13--Filings with the Securities and Exchange Commission</u>

The Firm is required to file Form X-17A-5 annually with the Securities and Exchange Commission. Part III of this filing is available for public inspection at The Firm's office or at the Regional Office of the Securities and Exchange Commission.

Note 14---Investment securities

The following is a summary of investment securities at March 31, 2009 and 2008;

	2009	2008
15c3-3 Reserve account:		
U.S. Government obligations, at cost	$11,982,520	$1,329,062
Gross unrealized interest	10,470	18,638
Marketable U.S. Treasury securities, at fair value	11,992,990	1,347,700
Investment securities:		
Marketable equity securities, at cost	24,445	24,546
Gross unrealized gains	10,111	104,206
Marketable equity securities, at fair value	34,556	128,752
Trading securities:		
Marketable equity securities, at cost	71	80
Gross unrealized losses	-71	-80
Marketable equity securities, at fair value	0	0
Error account:		
Marketable equity securities, at cost	38,138	-
Gross unrealized loss	-7,791	-
Marketable equity securities, at fair value	30,347	-
Total Investments-		
At cost	12,045,174	1,353,688
Gross unrealized gains and losses	12,719	122,764
Investments at fair market value	$12,057,893	$1,476,452

Changes in the unrealized gains(losses) on investments during the years ending March 31, 2009 and 2008 as reflected in stockholders' equity:

Stockholders' equity, reflecting cost basis	$942,747	$923,467
Adjust for unrealized gains(losses)	3,289	106,225
Stockholders' equity, reflecting fair market value	$946,036	$1,029,692

SCHEDULE I

PFLUEGER & BAERWALD INC.
COMPUTATION FOR DETERMINATION OF NET CAPITAL REQUIREMENTS AS OF MARCH 31, 2009

AGGREGATED INDEBTEDNESS

Total liabilities from statement of financial condition	-
Deduct liabilities subordinated to claims of general creditors	-
16. Total aggregated indebtedness liabilities	-
18. Deduct assets held in "Special Reserve Bank Account" *	-
19. Net aggregated indebtedness	-

NET CAPITAL

1. Total stockholders' equity from statement of financial condition	946,036
4. A. Add liabilities subordinated to claims of general creditors	300,000
5. Total capital and subordinated liabilities	1,246,036
6. Deductions:	
Prepaid expenses	39,498
Fixed assets	2,740
Petty cash	550
Unsecured accounts	184
Securities not readily marketable	10,098
Deposits	2,863
Prepaid taxes	1,706
Special accounts receivable	547
H. Total deductions	58,186
Net capital before haircuts on securities positions	1,187,850
9. Haircuts on securities:	
C. 2. Government obligations	22,477
5. Stocks and warrants	3,669
8 Other securities	8,225
Total haircuts on securities	34,371
10. Net capital	$ 1,153,479
22. 2 Percent of aggregate debits in Formula for Reserve Requirements	$ 60,829
24 Minimum net capital requirement	$ 250,000
25 Excess net capital	$ 903,479
26 Percentage of Net Capital to Aggregate Debits	37.93%

PFLUEGER & BAERWALD INC. **SCHEDULE II**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER DEALERS UNDER RULE 15c3-3
AS OF MARCH 31, 2009

CREDIT BALANCES		
1.	Free credit balances and other credit balances in customers' security accounts	$ 15,216,077
11	TOTAL CREDITS	15,216,077
DEBIT BALANCES		
12.	Debit balances in customers' cash and margin accounts, net of unsecured accounts,	3,041,437
19	Less 3%	91,243
20	TOTAL 15c3-3 DEBITS	2,950,194
21.	Excess of total credits over total debits	$ 12,265,883
24	Amount held on deposit in "Reserve Bank Account" at March 31, 2009	$ 12,471,369
25	Amount of withdrawal	-
26	New amount in Reserve Bank Account	$ 12,471,369

SCHEDULE III

PFLUEGER & BAERWALD INC.
RECONCILIATION OF COMPUTATIONS OF NET CAPITAL AND CASH RESERVE REQUIREMENTS AS OF MARCH 31, 2009

COMPUTATION OF NET CAPITAL

10. Net capital reported by respondent		$ 1,147,628
Audit adjustments to stockholders' equity:		
Stockholders' equity (unaudited)	$ 945,570	
Stockholders' equity (audited)	946,036	466
6. A. Non-allowable assets reported by respondent	$ 63,571	
Audit adjustments to non-allowable assets:		
Increase in prepaid expenses	(5,385)	5,385
Non-allowable assets (audited)	$ 58,186	
10. Net Capital (audited)		$ 1,153,479

RESERVE REQUIREMENTS

No material differences were noted between the audited and unaudited reserve requirements computations.

Information for possession or control requirements under Rule 15c3-3:

State the market valuations of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. None

   A. Number of items - $

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. None

   A. Number of items $

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of Customers' fully paid securities and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3. Yes

Smith Maloney
ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

Jim Smith • Kent P. Maloney
4535 Missouri Flat Road, Suite 2D • P.O. Box 1068
Placerville, Ca 95667
ph: (530) 622-2460 fax: (530) 622-0156
email: smac@cpa4u.com website: www.cpa4u.com

Board of Directors
Pflueger & Baerwald Inc.

In planning and performing our audit of the financial statements of Pflueger & Baerwald Inc. (the Company),as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making this quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith Maloney

Placerville, CA
May 22, 2009